SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G
(Rule 13d-102)
Amendment No.1

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

INTERNAP NETWORK SERVICES CORP
 (Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

45885A300
 (CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)

Page 1 of 12 Pages
________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45885A300               13G                    Page 2 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire Capital Partners, L.P.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
111,499              Common Stock Shares

OWNED BY  __________________________________________________________________________

EACH                                      (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
111,499              Common Stock Shares

______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
111,499              Common Stock Shares

______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **              [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
0.2%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
PN
______________________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 745885A300               13G                    Page 3 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Empire GP, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
-0-
SHARES         __________________________________________________________________________

BENEFICIALLY                                  (6)  SHARED VOTING POWER
111,499              Common Stock Shares

OWNED BY  __________________________________________________________________________

EACH                                      (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING     ________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
111,499              Common Stock Shares

______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
111,499              Common Stock Shares

______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **               [   ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
0.2%
______________________________________________________________________________________

     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________

CUSIP No. 45885A300               13G                    Page 4 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                                                                                      Empire Capital Management, L.L.C.
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________________
NUMBER OF                                      (5)  SOLE VOTING POWER
 -0-
SHARES    ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
420,739              Common Stock Shares

OWNED BY __________________________________________________________________________

EACH                                     (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING    _________________________________________________________________________

PERSON WITH                                    (8)  SHARED DISPOSITIVE POWER
420,739              Common Stock Shares

______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
420,739              Common Stock Shares

______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **              [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
0.8%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
OO
______________________________________________________________________________________

CUSIP No. 45885A300               13G                    Page 5 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Scott A. Fine
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                     (5)  SOLE VOTING POWER
 -0-
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
532,238              Common Stock Shares

OWNED BY ___________________________________________________________________________

EACH                                     (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER
532,238              Common Stock Shares

______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
532,238              Common Stock Shares

______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **              [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
1.0%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________

CUSIP No. 45885A300              13G                    Page 6 of 12 Pages

______________________________________________________________________________________
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
Peter J. Richards
______________________________________________________________________________________
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [ ]
                                                                  (b)  [X]
______________________________________________________________________________________
     (3)    SEC USE ONLY
______________________________________________________________________________________
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________________
NUMBER OF                                     (5)  SOLE VOTING POWER
 -0-
SHARES     ____________________________________________________________________________

BENEFICIALLY                                   (6)  SHARED VOTING POWER
532,238              Common Stock Shares

OWNED BY ___________________________________________________________________________

EACH                                     (7)  SOLE DISPOSITIVE POWER
-0-
REPORTING      ________________________________________________________________________

PERSON WITH                                   (8)  SHARED DISPOSITIVE POWER
532,238              Common Stock Shares

______________________________________________________________________________________
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
532,238              Common Stock Shares

______________________________________________________________________________________
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES **               [ ]
______________________________________________________________________________________
     (11)    PERCENT OF CLASS REPRESENTED
             BY AMOUNT IN ROW (9)
1.0%
______________________________________________________________________________________
     (12)    TYPE OF REPORTING PERSON **
IN
______________________________________________________________________________________

CUSIP No. 45885A300               13G                    Page 7 of 12 Pages

Item 1(a).     Name of Issuer:

     The name of the issuer is INTERNAP NETWORK SERVICES CORP (the “Company”).

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located                                                                                                250 Williams Street, Suite E100
Atlanta, GA 30303

Item 2(a).     Name of Person Filing:

     This statement is filed by:
(i)	Empire Capital Partners, LP, a Delaware limited partnership (“Empire Capital”), with respect to the shares of Common Stock (as defined below) directly owned by it;

(ii)	Empire GP, LLC, a Delaware limited liability company (“Empire GP”), with respect to the shares of Common Stock directly owned by Empire Capital;

(iii)
Empire Capital Management, LLC, a Delaware limited liability company (“Empire Management”) with respect to the shares of Common Stock directly owned by Empire Capital Partners, LTD (the “Empire Overseas Fund”), Charter Oak Partners, LP, Charter Oak Partners II, LP and Charter Oak Master Fund, LP (the “Charter Oak Funds”) and Empire Capital Partners Enhanced Master Fund, LTD (the “Enhanced Master Fund”);

(iv)	Mr. Scott A. Fine (“Mr. Fine”) with respect to the shares of Common Stock and directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund; and

(v)	Mr. Peter J. Richards (“Mr. Richards”) with respect to the shares of Common Stock directly owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Mr. Fine and Mr. Richards each disclaim any beneficial ownership of any of the Company’s securities to which this 13G relates.

CUSIP No. 45885A300               13G                    Page 8 of 12 Pages

Item 2(c).     Citizenship:

Empire Capital is a limited partnership organized under the laws of the State of Delaware.  Each of Empire GP and Empire Management is a limited liability company organized under the laws of the State of Delaware.  Messrs. Fine and Richards are each a United States citizen.

Item 2(d).     Title of Class of Securities:

                Common Stock $0.001 par value (the “Common Stock”)

Item 2(e).  CUSIP Number:   45885A300

Item 3.  If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

          (a) [ ]   Broker or dealer registered under Section 15 of the Act,

          (b) [ ]   Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]   Insurance Company as defined in Section 3(a)(19) of the Act,

          (d) [ ]   Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [ ]   Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),

          (f) [ ]   Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ]   Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ]   Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i) [ ]   Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to 13d-1(c), check this box:  [x]

CUSIP No. 45885A300               13G                    Page 9 of 12 Pages

Item 4.   Ownership.

The percentages used herein and in the rest of Item 4 are calculated based upon the 159,065,139 shares of Common Stock issued and outstanding as of November 4, 2010 as reflected in the Company's Form 10-Q filed on November 10, 2010.

A.           Empire Capital Partners, L.P. and Empire GP, L.L.C.
(a) Amount beneficially owned:
111,499  Common Stock Shares
 (b) Percent of class:                                                                     0.2%
 (c)(i) Sole power to vote or direct the vote:                            -0-
 (ii) Shared power to vote or direct the vote:               111,499  Common Stock Shares
 (iii) Sole power to dispose or direct the disposition:        -0-
    (iv) Shared power to dispose or direct the disposition:     -0-

Empire Capital has the power to dispose of and the power to vote the shares of Common Stock beneficially owned by it, which power may be exercised by its general partner, Empire GP.  Empire GP does not directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire GP may be deemed to own beneficially the shares owned by Empire Capital.

B.           Empire Management
(a) Amount beneficially owned:            420,739  Common Stock Shares
 (b) Percent of class:                                                                     0.8%
 (c)(i) Sole power to vote or direct the vote:                             -0-
 (ii) Shared power to vote or direct the vote:      420,739  Common Stock Shares
 (iii) Sole power to dispose or direct the disposition:          -0-
    (iv) Shared power to dispose or direct the disposition:      -0-

The Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund each have the power to dispose of and the power to vote the shares of Common Stock beneficially owned by them, which power may be exercised by their investment manager, Empire Management.  Empire Management does not directly own any shares of Common Stock.  By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934 (the “Act”), Empire Management may be deemed to own beneficially the shares owned by the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.

CUSIP No. 45885A300               13G                    Page 10 of 12 Pages

C.           Scott A. Fine
(a) Amount beneficially owned:
532,238  Common Stock Shares
 (b) Percent of class:                                                                  1.0%
 (c)(i) Sole power to vote or direct the vote:                          -0-
 (ii) Shared power to vote or direct the vote:      532,238  Common Stock Shares
 (iii) Sole power to dispose or direct the disposition:         -0-
    (iv) Shared power to dispose or direct the disposition:     -0-

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.  Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock of the Company.  Mr. Fine and Mr. Richards each disclaim any beneficial ownership of any of the Company’s securities to which this 13G relates.

D.           Peter J. Richards
(a) Amount beneficially owned:            532,238  Common Stock Shares
 (b) Percent of class:                                                                    1.0%
 (c)(i) Sole power to vote or direct the vote:                            -0-
 (ii) Shared power to vote or direct the vote:      532,238  Common Stock Shares
 (iii) Sole power to dispose or direct the disposition:          -0-
    (iv) Shared power to dispose or direct the disposition:      -0-

Messrs. Fine and Richards, as Members, direct the operations of Empire GP and Empire Management.  By reason of the provisions of Rule 13d-3 of the Act, each may be deemed to beneficially own the shares beneficially owned by Empire Capital, the Empire Overseas Fund, the Charter Oak Funds and the Enhanced Master Fund.  Neither Mr. Fine nor Mr. Richards directly own any shares of Common Stock of the Company.  Mr. Fine and Mr. Richards each disclaim any beneficial ownership of any of the Company’s securities to which this 13G relates.

CUSIP No. 45885A300               13G                    Page 11 of 12 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

As of the date of this filing, Empire Capital, Empire GP, Empire Management, the Empire Overseas Fund the Charter Oak Funds and/or the Enhanced Master Fund no longer owns shares in excess of five percent of a class of these securities.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

CUSIP No. 45885A300               13G                    Page 12 of 12 Pages

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:   February 14, 2011

                                    By:       /s/ Scott A. Fine
                                                 Scott A. Fine
As member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.

By: /s/ Peter J. Richards
                                                Peter J. Richards
As member of Empire GP, L.L.C. and Empire Capital Management, L.L.C.